 Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross signs share purchase agreement
to acquire 100% of Kupol

Toronto, Canada, April 4, 2011 – Kinross Gold Corporation ("Kinross") (TSX: K, NYSE: KGC) announced today that its 75%-owned subsidiary, Chukotka Mining and Geological Company (“CMGC”), has entered into a Share Purchase Agreement with the State Unitary Enterprise of the Chukotka Autonomous Okrug  or “CUE”, to repurchase the 2,292,348 shares of CMGC currently held by CUE, representing 25.01% of CMGC’s outstanding share capital, for an approximate consideration of US$350 million, subject to adjustments equal to the amount of the attributable dividend payments.

On completion of the transaction, Kinross will own 100% of CMGC, which in turn, holds both the Kupol mine and the Kupol East-West exploration licences in the Chukotka region of the Russian Federation.

The transaction will consolidate Kinross’ ownership in a world-class mine, located in a key region, with significant production, low costs and strong cash flow. Based on Kinross’ pre-transaction (75%) interest, Kupol is expected to account for 17% of the Company’s gold equivalent production in 2011 and is expected to remain one of the key operations in Kinross’ portfolio going forward.

“This acquisition increases Kinross’ stake in a high quality asset, increases our gold equivalent production, and further strengthens our position in Russia, a country which ranks second in the world in gold reserves and resources,” said Kinross President and CEO Tye W. Burt.  “It also allows us to realize the full benefit of our Dvoinoye development.”

“This transaction was part of our original strategy, and executing it now makes perfect sense for both parties”, said Governor Roman Kopin of the Chukotka Autonomous Okrug.  “We feel confident and secure that Kinross will continue to operate gold mines effectively and responsibly, whereas the regional government will focus on its social role.  We look forward to continuing our cooperation for years to come.”

With the recently completed acquisitions of the Dvoinoye deposit and Vodorazdelnaya property, and B2Gold’s right to an interest in the Kupol East-West exploration licences, Kinross is now in a position to benefit fully from this prospective high-grade epithermal district.

As disclosed in the news release of March 25, 2011, the transaction has received pre-approval from the Russian Federation’s State Commission for the Control of Foreign Investments. As also previously disclosed, Kinross intends to finance the acquisition costs through cash proceeds from the recent sale of shares in Harry Winston Diamond Corporation, in addition to a non-recourse debt facility of approximately US$200 million.  Export Development Canada (“EDC”) and a group of commercial banks have indicated their interest to participate in this financing.

The transaction is expected to close in Q3 2011, and is subject to certain conditions, including other governmental approvals in Russia.

www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Canada, the United States, Brazil, Chile, Ecuador, Russia, Ghana, and Mauritania, and employs approximately 7,000 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, including any information as to the future performance of Kinross, constitute “forward looking statements” within the meaning of applicable securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward looking statements include, without limitation, possible events, statements with respect to possible events, the future price of gold and silver, the estimation of mineral reserves and resources and the realization of such estimates, the timing, amount and costs of estimated future production, expected capital expenditures, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation, environmental risks, unanticipated reclamation expenses, title disputes or claims. The words “plans”, “expects”, “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “does not anticipate”, “look forward” or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might”, or “will be taken”, “occur” or “be achieved” and similar expressions identify forward looking statements. Forward looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein as well as assumptions: (1) that Kinross will complete the transaction described in this news release as expected, in accordance with the terms and conditions of the applicable agreements; (2) regarding the nature of the interests Kinross will hold in the deposits; (3) the accuracy and completeness of Kupol’s mineral reserve and mineral resource estimates; (4) that the financing of a portion of the acquisition costs will proceed as expected and as described in this news release; and (5) that there will be no significant political developments, whether generally or in respect of the mining industry specifically, in the Russian Federation not consistent with Kinross’ current expectations. Many of these uncertainties and contingencies can affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward looking statements made by, or on behalf of, Kinross. There can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward looking statements made in this news release are qualified by these cautionary statements and those made in our filings with the securities regulators of Canada and the U.S, including but not limited to those cautionary statements made in the “Risk Factors” section of our most recently filed Annual Information Form. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward looking statements or to explain any material difference between subsequent actual events and such forward looking statements, except to the extent required by applicable law.

Other Information
Where we say “we”, “us”, “our”, the “Company”, or “Kinross” in this news release, we mean Kinross and/or its subsidiaries, as may be applicable. All dollar amounts in this news release are expressed in Canadian dollars, unless otherwise noted.

p.2 Kinross announces appointment of new Chief Financial Officer	www.kinross.com